Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: ON Semiconductor Corporation
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

Set forth below is a transcript of a June 29, 2026 onsemi employees All Hands Meeting with Hassane El-Khoury, the Chief Executive Officer of ON Semiconductor Corporation, regarding the announcement of the proposed transaction with Synaptics Incorporated.

Synaptics Acquisition All Hands Meeting - June 29, 2026

All right. Good morning.

I am 100% positive that every single one of you read everything that’s on the slide. That’s good. All it says is don’t do anything you’re not supposed to, and that’s about it. But if you want a copy, it will be attached, or you can ask legal or anybody on E-staff. It is important because it explains what we can and cannot do.

Obviously this is a public forum, as public as we can get, although we’re all members of the onsemi team.

The focus of the meeting today is really to go through the announcement that we had on Thursday about onsemi’s intent to acquire Synaptics, which is as we move from intelligent power and sensing to really intelligent systems, by adding the essential capability that we have started doing organically at a lower level. But this gets us to a much higher level of compute that is suitable not just for our systems today, but for the systems coming up.

I want to go through a few of the slides that we went through externally, but I want to, as always, keep time for questions. I’m sure some of you have questions and I’ll try to answer as many as I can within the realm of the first slide that has a lot of text on it.

So what happened?

We have gone on our strategy of intelligent power, intelligent sensing. It’s been a five-year journey and we’ve done tremendous progress. We have a leadership position in sensing already. We have revitalized our sensing with new products. We have a leadership position in power. Power is becoming an increasingly big market — not just power with our pedigree in automotive and industrial, but more importantly the AI data center market is really coming into our capability.

You know, we’ve been doing 800-volt for EVs for five years, and the future of AI data center is 800-volt. So that capability that we built is coming up. We’ve acquired silicon carbide JFETs, we’ve grown the silicon carbide MOSFET organically. We have acquired vertical GAN, we partner for lateral GAN. So the last five years have really been focused on building that technology capability, and it’s not just about M&A — it’s also investments we’ve made.

Treo is what adds that “intelligent” to intelligent power as part of our mission. Very good mirror for what Synaptics is and how they look at their market, which is more focused around compute and sensing, where they talk about the intelligent connected compute. So their view of the world, which is very complementary to how we look at it, is: every system we are in, whether it’s power or sensing, has a compute in the center of it — and that compute is usually somebody else’s.

The combination that this provides is for us to absorb that compute, and the cross-selling that comes with it, putting us at the center of an intelligent system that can be power, sense, connected compute, and control. We bring in the power, sense, and control. You can think about it as all of the Treo, the output drivers and so on — SenseClear, PowerClear — and that connected compute comes in.

It’s not just about connected compute. Our minds go directly to wireless connected compute, but also wired connected compute. We are leaders in 10BASE-T1S. So we also bring in some compute capability — some connectivity capability. Together it brings that intelligent system from an overall BOM that we’re able to provide our customers both ways.

They also have customers that we don’t support and markets that we’re not playing in, where they can carry our content — and vice versa, where we can bring in their content. And that’s what creates this industry-leading capability for intelligent systems that are now required as more and more of our customers want to abstract some of the complexities of what we provide.

The complementary nature of our portfolios in intelligent sensing and intelligent systems. I talked about the power everywhere — call it wide bandgap or silicon, whether it’s Treo with the smart power stage, power management. On the sense side, image sensor, number one in image sensor. I want to say — I hope everybody knows — we’re number one in inductive sensing and we are number one in ultrasonic sensing. A lot of people externally don’t know that, and we’ve been pushing on that message as well.

And that’s the leadership that we bring, with the human machine interface coming from the Synaptics side. The human machine interface — the way historically we’ve thought about it — is touch screens or capacitive screens and so on, the human interfacing to a machine, whatever that machine is. However, if you flip it, in the age of physical AI or AI outside of the data center, you now start thinking about “how can a machine interface with the world?”

That’s what you heard me potentially talk about on the call — tactile feedback, where you put that sensing on a grip for a factory automation robot. It doesn’t have to be humanoid. Now you can feel pressure, you can feel the touch of whether the machine is gripping something. That is an expansion of the sense that comes in, in a very different market environment.

And of course, the connected compute — AI-native, low-power MCUs and MPUs. That is what Synaptics brings in at the core.

We talk about MCUs — we have some, we’ve actually taped out some on our 65-nanometer. And a lot of our peers, a lot of MCU vendors, no matter where you read, what they’re trying to do is protect their MCU franchise. How do you protect it? You try to take the MCU, which is a platform and a franchise they have, and say, OK, we need to now push more and more AI. So they put an accelerator, they put an AI engine — they’re pushing at it from the MCU world up toward AI capability.

What Synaptics has done is, they didn’t have an AI MCU franchise, which is always a better approach, a better start — which is: let’s start with AI first. So they built the AI IP and the AI infrastructure and the AI capability on a compute platform, and then they added the microcontroller as kind of a peripheral. The main event is an AI-first compute platform, and that allows them to do very different trade-offs that are very helpful for that end market. It comes with Wi-Fi, Bluetooth, Thread, Zigbee, and GPS. So it is a wireless connectivity beyond what we have always thought of. And of course, the wired connectivity that comes from our side — which is the IVN but also 10BASE-T1S, which Treo allowed us to engage with in that market.

And then the control with the analog and mixed signal IC, and of course the drivers and the switches. That combination is what creates the value of what the combined company can do. So it expands the capabilities of what each company can do separately into a new market of physical AI. That is the industry platform that we’re building.

People talk about “what is physical AI?” I would argue the car today is headed to a physical AI world. It’s AI on wheels — a robot. We’ve been talking about factory automation robots for a decade. But now, when you have localized AI to basically learn and adapt at the edge, that now moves. It doesn’t have to be a humanoid. A humanoid is a clear representation of what physical AI is, but an edge AI compute capability brings that AI to the edge, to the physical world, rather than being an interface on a computer.

So that combination at a high level takes AI from a data center, through a PC portal or a chat, or tool, or an MCP — whatever we use to interface to a data center — and puts it right in our hands, in the physical AI and the things that we use every day, non-virtual.

If you think about any evolution of that, it always starts with the capability being centralized and it goes distributed. The same thing happened ten years ago when compute and server and cloud infrastructure started. It goes in, then it gets distributed. Why? Because there are things centralized compute — what I call centralized compute, like AI data centers — cannot do: latency, privacy, data privacy. A lot of equipment at the edge doesn’t want to send data to the data center and get a command back. Because the algorithmic data is our data — we don’t want to send it out. And more importantly, it’s OK to send a prompt and wait for an answer. But if you’re running a machine, you’re not going to wait for an answer. You need to be able to do it right there.

These are things that are a natural progression of what AI capability is and how, as it matures, it has to get to the edge. That’s what we, together as a combination, are able to address — and it’s a broader, integrated portfolio.

I’ll talk about the markets and customer engagement. Now we’re able to talk architecturally with the customer where we were previously only able to lead with the primary event. For things that are driven by power, an inverter — nothing else matters on that. The biggest content on that traction inverter for a car is power. We lead with power. Now, just like we carried the drivers with our silicon carbide with Treo, upon combination we’re able to carry the compute with it, whether connected or not.

The same way, when there’s a central intelligence system with an edge compute in it, at the center of it — how is it going to get powered? There’s always power. You always have some power source that you have to convert or distribute. That’s where we come in. And in markets that we have not been playing in, that cross-selling happens right away.

That breadth of taking the Synaptics technology and distributing it with our sales force and our distribution channel is a, call it, day-one capability. Cross-selling is a day-one capability while we work on what a combined road map looks like.

You heard me talk about smart drivers. We had Treo, we had SiC, and I’ve said we put some stuff into the silicon carbide MOSFET — and Treo actually reads it, and we can drive more power out of the same MOSFET. Like, you’re a digital person — it’s like overclocking your gaming computer. Why? Because you kind of know, and you measure the temperature, and you just keep it right below. Well, you can do that in a driver plus SiC. So when I say a combined road map is to extract that value from a system level, that will benefit the customer and it expands our market.

Today we play in the AI infrastructure market. If you expand that from AI infrastructure all the way through to physical AI, we’re talking about a $100 billion TAM growing at 25% over the next five years.

Now, a lot of people ask: well, how many robots, or how many humanoids are going to be around? Well, hopefully a lot, but that’s not the main market. It’s all of the markets that I mentioned. And today, robotics outside of humanoid is actually the largest robotics market. Factory automation — again, we supply power, we supply sensors, already in production — and it’s one of the largest markets we have in the industrial segment that we report.

So again, this is a short-term, medium-term, and long-term strategic play that continues to expand our TAM with value drivers from a system level at the customer.

So overall, the compelling strategic and financial rationale — M&A always has one or two value propositions. A lot of times you hear somebody say, well, this is a financial transaction. A finncial transaction, or a transaction that adds scale. It’s a financial transaction, it adds a me-too capability, or you just become a bigger player in markets you already play in.

The Synaptics combination is a strategic M&A that of course has financial benefits — somebody’s got to pay for it. The strategic capability, of course, accelerates our evolution in building the strength in power and sensing into intelligent systems. I talked about going from the AI data center all the way to physical AI.

It grows the TAM overall by $30 billion to $243 billion. Of course, a subset of that is $100 billion. That tells you it’s not just about the AI infrastructure — that’s the $100 billion. We have two times that market just outside of the AI data center that everybody keeps talking about, and that remains unchanged. And we build upon that with the combined capabilities.

It integrates the differentiated edge AI compute franchise. I refer to “franchise” because it’s not just the hardware, or it’s not just the silicon, or it’s not just the product — the product name is Astra. It comes with a software that is open source — again, another strategic decision Synaptics has made, which is to go open source, which makes it easier for us to distribute it broadly to our customer base and really through our distribution channel.

If it’s captive or proprietary, there is a switching cost. But if it’s open source, it’s easier to deploy and easier to adopt from a market perspective.

And it comes of course with the wireless connectivity — of course, there are multiple wireless connectivity. I’m sure there’s a question about, well, we had wireless connectivity with Quantenna before. This is edge connectivity. Quantenna was an access point — high power. It’s not really an edge. It was pretending to be an edge play. We pretended it was an edge, and it was not a success. That’s just the reality of it.

This is an edge wireless capability, and what that means is it’s tailored for an edge compute platform — from power, from architecture, from connectivity and so on. It is designed for an edge compute hookup, not an access point to be stripped down to do that.

Strengthening leadership at the intersection of all of the capabilities that we need — the four pillars of AI. And of course the complementary portfolio is what makes this strategic. This is not a “let’s consolidate more of the same.” Of course we can do that. We will strengthen, but at this point, with everything else we have in power and sensing, we’re actually doing all of that organically. We’re strengthening our portfolios organically because when you’re in a leadership position in a lot of these areas, we actually should be investing in the future organically to expand our road map, because we know what to do — we’re the leaders in it. We use M&A for capabilities that will accelerate our time to market.

And then of course on the financial side, it enhances our scale, it adds top line, it is a profitable business — so it adds to earnings and it is an accretive deal within 18 months post-synergies. And then we’re accretive to non-GAAP EPS. Of course there’s a synergies play here with two public companies — there’s a lot of public company overhead that will go away, systems that we have that we don’t need over there. So that combination of combining two public companies is going to have a financial benefit of lower spend.

We don’t see a lot of cost synergies — there are some, but that’s more of a longer-term as we start combining the road map of the analog products that Synaptics does into our own manufacturing. But that’s more of a longer term. We’re not expecting that within the next 18 months.

Now this is the English version of the first slide, which is very important. The do’s and don’ts.

As of Thursday — which is when we did the announcement — we are effectively two independent, separate companies. There is no business contact. Diligence was done, engagement was done, it got to a definitive agreement, we published it, and we are now two independent companies. So that is very, very important, and I’m going to spend time on this slide.

Rely only on official onsemi communication for updates — me, the onsemi team, our communication, your direct manager. An email that looks like an official onsemi communication is not. And I’ll show you a few examples of why it’s important now to be extra careful with that.

Stay focused on the day-to-day business by continuing to execute. My first meeting after we announced the deal was with the executive staff — said “congratulations, now we have a quarter to finish.” Nothing matters if we, as onsemi, and they, as Synaptics, don’t continue to deliver the results that we set out to deliver for 2026 and set ourselves up for 2027. So commitments remain unchanged.

You know, we expect to close mid-2027 — that’s a year from now. Don’t worry about it. We just have to continue to do what we need to do and deliver on what we said we were going to do in 2026.

Protect confidential information. Nobody on the other side is going to call you and say, “Can you send me your financial results or outlook because I’m doing some work for Rahul, the Synaptics CEO?” There’s not going to be any of that. Nothing that you typically wouldn’t send out is required by Synaptics, because again — we’re two separate companies.

When in doubt, there are two separate companies, unless an official communication comes from me or Paul or Thad — the real us, not the spoofing us, because there’s some of that too. I’ll get to that.

Use the right channel for communication. Very, very important. Texting — I don’t care how verified — is not an official communication. Very clear. I’ve always said it, even before this: I’m never going to send a text to somebody to transfer money to anybody, or transfer money from me, or to send me an Amazon gift card. I guarantee you I will never send that to any of you. So just don’t fall for it.

And remember: onsemi — I’ll say it again if I haven’t — we are two separate companies. Don’t speculate or spread rumors. There’s enough of that. The focus is on what we do in our day-to-day, including me.

Don’t speak externally on behalf of the company. We have official channels for that. We are going through regulatory approval. There will be a review process. Doing otherwise doesn’t help anybody.

Don’t share nonpublic or forward-looking information with anybody outside of what we do internally in the company, like we’ve done before we announced the deal on Thursday — no change to that.

Do not reach out to Synaptics. There is no “let’s start working on something because we do the same thing — oh, we’re both in IT, let’s start thinking about what you guys have in IT.” There will be a channel for that called integration planning. That will be a structured engagement, with oversight from legal, on what we can or cannot do. Because again, if we jump the gun — and that is a term of art — it will be a problem. So we have to be very careful.

No posting opinions or commentary on social media. And nothing changes in the existing work streams unless your manager or their manager asks for a redirection because we need to focus on something else — again, normal course of business. Very, very important.

Remember those things. When in doubt, we have resources inside the company that you can ask, and if somebody reaches out, check. But this is very important: the biggest cyber incidents happen between announcement and close.

So, this is a real example. I got this message from someone impersonating Rahul this morning at 5:53 AM. I said, “I got this from you, from two different numbers — are any of those yours?” Of course, Rahul has my number. He is the CEO. They’re even targeting us. “Hey man, let’s — OK, we’re CEOs, we probably can work it out.” But we both know that is not the right way of doing any of this. It will never be the case that I’m going to text somebody. I don’t even text Thad to say, “We need to transfer something.” I walk into his office.

These are very important things to know. And last week I was in Germany, and somebody walked in and said, “I just got a text from Thad about transferring money.” And of course they recorded it, they engaged, and then somebody called them and they recorded the whole thing. Of course, they knew it was wrong. First, Thad wouldn’t say that, and second, that’s not the way it would have been done it. We have processes in the company — it would have gone through the official system and so on.

My point is: this is going to be more than just our phishing exercises or the occasional thing you get. Why? Because all of these bad actors are going to leverage the social engineering aspect of it.

I will give you a hack that I’ve seen in my prior life. Hassane, here’s the email: “Your name is on the synergies list. Check this list with other names in your department, and here’s what we’re thinking about severance.” Double-click hack. Why? That is the last thing someone is going to stop to think about when they’re thinking, “Damn, I’m going to lose my job,” or “Oh no, somebody I know is going to lose theirs.” Social engineering. It will happen.

I am just telling you: people are going to leverage this. This happens today — four days after we announced the deal, they’re targeting the two CEOs. They probably don’t even know we’re the two CEOs. They just see our names in the press. “Oh these two are related — we’ll target them.” Very easy to do.

I cannot stress it enough. You will hear communication through the official channels in the company. Everything beyond that is a scam — guaranteed. Whether you get it through whatever channel other than onsemi, or from your manager, or somebody walking into your office, don’t expect any communication outside of the norm of the job.

I don’t know what more I can say, but we are — and they are — going to be targeted. I sent this to Rahul this morning. I said I’m covering this in my all hands. He said he’s going to cover the same in his. Be vigilant here.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change.  Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.
In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”.  You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”.  Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.